Exhibit 99.3
December [•], 2010
Dear Shareholder:
     Enclosed are the materials relating to a rights offering (the “Rights Offering”) by Farmers National Banc Corp. (“we,” “us,” “our” or the “Company”) to the holders of record (the “Recordholders”) of our common shares, no par value (the “Common Shares”), as described further in the accompanying prospectus dated December [•], 2010 (the “Prospectus”). Recordholders of the Common Shares as of 5:00 p.m., Eastern Time, on October 25, 2010 (the “Record Date”) are receiving, at no charge, non-transferable subscription rights (the “Subscription Rights”) to subscribe for and purchase Common Shares. In the Rights Offering, we are offering up to an aggregate of [•] Common Shares to be issued upon the exercise of the Subscription Rights. You will be able to exercise your Subscription Rights to purchase additional Common Shares only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page [•] of the Prospectus. You should also refer to the detailed Instructions For Use Of Farmers National Banc Corp. Rights Certificate, included with this letter.
Summary Of The Terms Of The Rights Offering
•	You will receive one Subscription Right for each Common Share you owned as of 5:00 p.m., Eastern Time, on the Record Date. Each Subscription Right entitles you to a basic subscription right (the “Basic Subscription Right”) and an oversubscription privilege (the “Oversubscription Privilege”).

•	The Basic Subscription Right gives you the opportunity to purchase [•] Common Shares at a subscription price of $[•] per share (the “Subscription Price”) for each Common Share you own. Fractional Common Shares resulting from the exercise of the Basic Subscription Right will be eliminated by rounding down to the nearest whole Common Share. For example, if you owned 100 Common Shares as of 5:00 p.m., Eastern Time, on the Record Date, you would have received 100 Subscription Rights and would have the right to purchase [•] Common Shares for $ [•] per share.

•	In the event that you purchase all of the Common Shares available to you pursuant to your Basic Subscription Right, you may also choose to exercise your Oversubscription Privilege, subject to certain limitations and subject to allotment, to purchase a portion of any Common Shares that are not purchased by our other shareholders through the exercise of their Basic Subscription Rights.

•	The Rights Offering expires at 5:00 p.m., Eastern Time, on [•], 2011, unless we extend the period of the Rights Offering beyond such date or cancel the Rights Offering earlier. If you do not exercise your Subscription Rights before that time, they will expire and will not be exercisable for Common Shares.

•	Once you elect to exercise your Subscription Rights, you cannot change your mind and revoke your election.

     Your prompt action is requested. To exercise your Subscription Rights, you should properly complete and sign the enclosed Rights Certificate and forward it, with payment of the total aggregate Subscription Price for all Common Shares subscribed for pursuant to the Basic Subscription Right and the Oversubscription Privilege, to BNY Mellon Shareowner Services, the subscription agent, as indicated on the Rights Certificate. If you have any questions, require any assistance in exercising your Subscription Rights, or require additional copies of relevant documents, please contact the information agent, BNY Mellon Shareowner Services, by telephone, if you are located within the U.S., Canada or Puerto Rico, at (866) 365-9071 (toll free) or, if you are located outside the U.S., at (201) 680-6575 (collect).

Sincerely,
John S. Gulas
President and Chief Executive Officer

The Subscription Rights Are Exercisable Until 5:00 P.M. Eastern Time
On [•], 2011 Unless Extended Or Canceled Earlier.

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